ORRICK

03007067

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

February 21, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 25 2003 WASH. D.C. 155 SECTION

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of December 10, 2002, enclosed please find a copy of an Ad-hoc Announcement dated February 19, 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

JKG/ejm
Enclosure

dlw 3/4

DOCSNY1:863595.1
13024-2 JG9

Ad hoc-Mitteilung

FILE NO.
82-5077

FJA AG JÜ + 20% auf 16,3 Mio. Euro

Vorläufige Jahreszahlen 2002: FJA AG steigert JÜ um 20% auf 16,3 Mio. Euro, Umsatz wächst um 16% auf 130,2 Mio. Euro

Das für Versicherer und Finanzdienstleister tätige Beratungs- und Softwarehaus FJA AG (WKN 513010) hat sein nachhaltiges Wachstum im Geschäftsjahr 2002 erfolgreich fortgesetzt. Die vorläufigen Geschäftszahlen weisen für 2002 eine Steigerung des Jahresüberschusses nach Steuern um 20% auf ca. 16,3 Mio. Euro (2001: 13,6 Mio. Euro) aus. Das operative Ergebnis (EBIT) stieg um 25% von 20,6 auf ca. 25,6 Mio. Euro. Der Umsatz konnte um gut 16% auf ca. 130,2 Mio. Euro erhöht werden (2001: 111,9 Mio. Euro).

Der positive Trend, der sich in den ersten drei Quartalen abzeichnete, setzte sich auch im 4. Quartal fort. Der Zuwachs der Forderungen hat sich im 4. Quartal deutlich abgeflacht. Dies ist der erste Schritt der mittelfristig beabsichtigten Reduzierung der Position „Forderungen".

Für das Geschäftsjahr 2003 geht das Management von FJA von einer weiterhin positiven Geschäftsentwicklung und von einem im Vergleich zur Branche überdurchschnittlichen Wachstum aus. Unter Berücksichtigung der zusätzlichen Belastungen im Bereich Steuern und Lohnnebenkosten geht FJA für 2003 von einem Ertragswachstum von 10% und dem dafür nötigen Umsatzwachstum aus.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 München
Telefon: + 49 89 769 01-144
Fax: + 49 89 743 717 31
E-Mail: thomas.meindl@fja.com
Internet: www.fja.com

München, den 19.02.2003

...

FILE NO.
82-5077

Ad-hoc Announcement

FJA AG net income +20% to 16.3 million Euro

Preliminary figures 2002: FJA AG increases net income by 20% to 16.3 million Euro and revenue by 16% to 130.2 million Euro

FJA AG (WKN 513010), the consultancy and software house for insurance companies and financial services providers, has successfully continued its sustained growth in the fiscal year 2002. The preliminary figures for 2002 show an increase in net income after tax by 20% to around 16.3 million Euro (2001: 13.6 million Euro). Earnings before interest and tax (EBIT) rose by 25% from 20.6 to around 25.6 million Euro. Revenue has increased by well over 16% to around 130.2 million Euro (2001: 111.9 million Euro).

The positive trend of the first three quarters continued in the fourth quarter. The growth of receivables has slackened considerably in the fourth quarter. This is the first step in the reduction of the position "receivables" planned for the medium term.

For the fiscal year 2003 the management expects to continue the positive business development and to achieve an above average growth in comparison to the software sector as a whole. Considering the additional burden caused by taxes and ancillary wage costs FJA expects for 2003 a raise in net income by 10% as well as the growth in revenue required to achieve this.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: + 49 89 769 01-144
Fax: + 49 89 743 717 31
E-Mail: thomas.meindl@fja.com
Internet: www.fja.com

Munich, 19/02/2003

...